Mail Stop 4561

August 28, 2009

Dr. Kit Chong "Johnny" Ng
Chairman of the Board of Directors
Titanium Group Limited
15/F, Kennedy Town Commercial Tower
23 Belcher's Street, Kennedy Town
Hong Kong SAR, China

> **Re:** **Titanium Group Limited**
> **Form 10-K for the Year Ended December 31, 2008**
> **Filed March 23, 2009**
> **File No. 000-52415**

Dear Dr. Ng:

We have reviewed the above-referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

Item 9(A). Controls and Procedures, page 26

1.   Please tell us how you considered including a statement indicating whether or not changes in internal control over financial reporting have occurred during last fiscal quarter that have materially affected, or are reasonably likely to materially

affect, internal control over financial reporting. Refer to Item 308T(b) of Regulation S-K.

2.   You disclose that although you have not identified any material errors with your financial reporting or any material weaknesses with internal controls, no assurances can be given that there are no such material errors or weaknesses existing. Your statement that there can be no assurances given appears contradictory to management's conclusion that the company maintained effective internal control over financial reporting and your officers' certification statements that the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant. In future filings please exclude disclosure indicating that no assurances can be given regarding the reliability of your financial reporting or effectiveness of internal controls.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Dr. Kit Chong "Johnny" Ng
Titanium Group Limited
August 28, 2009
Page 3

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or me at (202) 551-3406 if you have any questions regarding the above comments.

Sincerely,

Patrick Gilmore
Accounting Branch Chief